| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
| --- |
| 8-52885 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 08/01/21 (MM/DD/YY) AND ENDING 07/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PARADIGM CAPITAL U.S. INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

95 WELLINGTON STREET WEST, SUITE 2101
(No. and Street)

| TORONTO | ONTARIO | M5J 2N7 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| MICHAEL WARD | 416-360-3465 | mward@paradigmcap.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

| 333 BAY ST., SUITE 4600 | TORONTO | ONTARIO | M5H 2S5 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| May 14, 2004 | 85 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

## OATH OR AFFIRMATION

I, DAVID P. ROLAND, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PARADIGM CAPITAL U.S. INC., as of 7/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
PRESIDENT

Notary Public MICHAEL JAMES ROLAND

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors Paradigm Capital U.S. Inc.:

## *Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Paradigm Capital U.S. Inc. (the Company) as of July 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of July 31, 2022, in conformity with U.S. generally accepted accounting principles.

## *Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2005.

Toronto, Canada
September 29, 2022

# PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)
(Expressed in U.S. dollars)

Statement of Financial Condition

As of July 31, 2022

## Assets

| | | |
|---|---|---|
| Cash | $ | 702,595 |
| Other receivables | | 829 |
| Deposit with regulators | | 3,932 |
| Prepaid expenses | | 4,615 |
| Due from affiliate (note 3) | | 475,000 |
| Deferred income tax asset (note 6) | | 345,291 |
| | $ | 1,532,262 |

## Liabilities and Stockholder's Equity

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued liabilities | $ | 39,340 |
| Due to parent (note 3) | | 2,333 |
| | | 41,673 |
| Stockholder's equity: | | |
| Capital stock (note 2): | | |
| Authorized: | | |
| Unlimited common shares, no par value | | |
| Issued and outstanding: | | |
| 100 common shares | | 65 |
| Additional paid-in capital | | 4,650,000 |
| Deficit | | (3,159,476) |
| | | 1,490,589 |
| | $ | 1,532,262 |

See accompanying notes to statement of financial condition.

(Expressed in U.S. dollars)

Paradigm Capital U.S. Inc. (the "Company") was incorporated under the Ontario Business Corporations Act on February 10, 2000. The Company commenced operations in August 2002. In the United States, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is commission income for securities trade execution for institutional clients resident in the United States. The Company is subject to regulation by FINRA and is clearing and settling transactions on a Delivery versus Payment/Receipt basis. The Company uses the services of NBIN Inc. ("clearing broker") through its Operating Agreement dated August 15, 2000, June 19, 2006, March 27, 2008 and amended and restated April 15, 2015 with its parent, Paradigm Capital Inc. (the "Parent") to perform certain securities trading, clearing and record-keeping activities as its agent in securities markets. Accordingly, the Company does not hold customer funds or safe keep customer securities and, as per its original registration, is exempt from Rule 17a-13 pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i). Furthermore, the Company certifies that it does not have any proprietary interest in any account classified solely as that of a customer.

The Company is a wholly owned subsidiary of the Parent, a Canadian-owned investment dealer regulated by the Investment Industry Regulatory Organization of Canada and a participating institution of the Canadian Investor Protection Fund. Continued operations of the Company are dependent on the Parent's ability to attract and retain clients on behalf of the Company. The Parent is located in Toronto, Ontario, Canada.

## 1. Significant accounting policies:

The significant accounting policies are as follows:

(a) Basis of presentation:

This statement of financial condition has been prepared in accordance with general accepted accounting principles in the United States of America.

(b) Cash and cash equivalents:

The Company considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents.

**1. Significant accounting policies (continued):**

(c) Fair values of financial assets and liabilities:

The Company records securities owned at fair value, and other non-trading assets and liabilities at their original amortized cost less allowances or write-downs for impairment. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions.

Fair value represents the price that would be received to sell the asset or paid to transfer the liability (an exit price). A three-level hierarchy, provided in the applicable accounting guidance, for inputs is utilized in measuring fair value, which maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used to determine the exit price when available. Under applicable accounting guidance, the Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into this three-level hierarchy. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(i) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

(ii) Level 2:

Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(iii) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

**1. Significant accounting policies (continued):**

(d) Translation of foreign currency:

Monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the exchange rate in effect at the year-end date. Non-monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the exchange rates prevailing at the transaction dates. Revenue and expenses related to Canadian dollar foreign currency transactions are translated into U.S. dollars at the average exchange rate prevailing for the year.

(e) Use of estimates:

The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenue and expenses during the year. Significant items subject to such estimates and assumptions include the valuation of deferred tax assets. Actual results could differ from those estimates.

(f) Securities transactions:

Securities transactions are recorded on a trade date basis.

(g) Offsetting:

Financial assets and liabilities are offset and the net amount presented in the statement of financial condition when, and only when, the Company has a legal right to set off the recognized amounts and it intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

**1. Significant accounting policies (continued):**

(h) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carry forwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(i) Accounting standards adopted during the year:

There were no new accounting standards adopted by the Company during the year.

**2. Capital stock:**

Capital stock consists of 100 common shares issued on February 10, 2000 to the Parent.

**3. Related party transactions and balances:**

In accordance with an Operating Agreement dated August 15, 2000 as amended and restated on March 27, 2008, the Parent provides through its carrying broker certain securities trading, clearing and record-keeping activities as agent for and on behalf of the Company. Under this Operating Agreement, direct costs are charged to the Company based on an execution charge per transaction and indirect costs are charged based on an estimate of the time spent by employees of the Parent in servicing the Company and a portion of the total expenses for indirect compensation and office overhead.

(Expressed in U.S. dollars)

## 3. Related party transactions and balances (continued):

Due to Parent comprises the following:

| | |
|---|---|
| Due to Parent, beginning of year | $ (229,244) |
| Commissions receivable from Parent, net of direct expenses | 391,441 |
| Indirect costs and overhead | (225,723) |
| Taxes payable in respect of harmonized sales tax | (29,344) |
| Foreign exchange adjustments | (9,124) |
| Other payments | (38,570) |
| Repayments | 138,231 |
| Due to Parent, end of year | $ (2,333) |

The amount due to Parent is interest-free and payable on demand.

During 2020, the Company has advanced a loan to an entity under common control with a balance of $475,000 that remains as at July 31, 2022. The advance is free of interest and has no fixed maturity date.

## 4. Receivable from/payable to customers:

From time to time, the Company may have receivables from or payables to customers relating to securities transactions that have not been delivered. These amounts are reflected on the statement of financial condition with a corresponding receivable from or payable to the clearing broker.

## 5. Net capital requirements:

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company's method of computing net capital is the alternate method and under Rule 15c3-1, the Company is required to maintain minimum net capital of $250,000. At July 31, 2022, the Company had net capital of $659,266 which was $409,266 in excess of the required capital.

(Expressed in U.S. dollars)

## 6. Income taxes:

For Canadian tax purposes, the Company files a stand-alone tax return.

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at July 31, 2022 are presented below:

| | |
|---|---|
| Deferred income tax assets: | |
| Note receivable | $ 344,527 |
| Losses carried forward | 582,153 |
| Less: Valuation allowance | (581,389) |
| Net deferred tax assets | $ 345,291 |

At July 31, 2022, the Company has non-capital losses carried forward for income tax purposes of $2,196,803 which will expire starting in 2035. The benefit arising there from has been recognized in these financial statements to the extent that management considered it more likely than not that future taxable profit will be available against which the Company can utilize the tax benefits.

## 7. Financial instruments:

The global pandemic related to COVID-19 has cast additional uncertainty on the assumptions used by the Company in making its judgments and estimates. While governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions, the ongoing impact of COVID-19 is unknown at this time. The Company will continue to monitor the impact COVID-19 has on its business and the Company will reflect the consequences as appropriate in its accounting and reporting.

## 7. Financial instruments (continued):

(a) Concentration of credit risk:

All the clearing and depository operations for the Company are performed through the clearing broker. The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms.

(b) Fair values of financial instruments:

As of July 31, 2022, there are no financial instruments carried at fair value on the statement of financial condition. As a result, risks that are attributable to changes in fair value are minimal. The fair values of financial assets and liabilities presented on the statement of financial condition, approximate their carrying amounts due to their imminent maturity or short-term nature.

## 8. Legal proceedings:

In the normal course of business, the Company may be involved in litigation. As of July 31, 2022, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

## 9. Subsequent events:

The Company has evaluated the effects of subsequent events that have occurred subsequent to the statement of financial condition date and through to September 29, 2022, which is the date the statement of financial condition was issued. During this period, there have been no events that would require recognition in or disclosure in the statement of financial condition.

PARADIGM
CAPITAL

Paradigm Capital U.S. Inc.'s Exemption Report

September 29, 2022

Paradigm Capital U.S. Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provision of 17 C.F.R. § 240.15c3-3(k)(2)(i).
2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year ended July 31, 2022 without exception.

**Paradigm Capital U.S. Inc.**

I, David Roland, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

________________________________________
Mr. David Roland
*President*
September 29, 2022

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors Paradigm Capital U.S Inc.:

We have reviewed management's statements, included in the accompanying Paradigm Capital U.S. Inc.'s Exemption Report (the "Exemption Report"), in which (1) Paradigm Capital U.S. Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i), (the "exemption provision"); and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended July 31, 2022 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
September 29, 2022